November 27, 2002

FOR IMMEDIATE RELEASE                                     CONTACT: John Jelavich
                                                          (530) 674-6025


              CALIFORNIA INDEPENDENT BANCORP COMMENCES ITS OFFER TO
      PURCHASE UP TO 200,000 SHARES OF ITS COMMON STOCK AT $22.00 TO $25.00
                                   PER SHARE

Yuba City,  CA - November 27, 2002 - California  Independent  Bancorp  (NASDAQ -
CIBN), commenced a "Dutch Auction" Tender Offer to purchase up to 200,000 shares of its outstanding common stock at a price per share of not less than $22.00 nor more than $25.00 per share. Today, all shareholders were mailed the offer to purchase including the terms of the offer and instructions on how to tender their shares. The tender offer is expected to expire, unless extended, at 5:00 p.m., Eastern Standard Time, on December 30, 2002.

Under the tender offer, CIBN shareholders will have the opportunity to tender some or all of their shares at a price within $22.00 to $25.00 per share. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will set the purchase price at the lowest per share price within the range that will enable it to buy 200,000 shares, or such lesser number of shares that are properly tendered. If shareholders of more than 200,000 shares properly tender their shares at or below the determined price per share, the Company will purchase shares tendered by such shareholders, at the determined price per share, on a pro rata basis. Shareholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions specified in the offer to purchase that will be distributed to shareholders.

Shareholders who have questions or need assistance may call the Information Agent for the Offer, Georgeson Shareholder Communications, at the following address and telephone numbers: 17 State Street, 10th Floor, New York, New York 10004. Banks and Brokers may call collect at (212) 440-9800. All other callers may call toll free at (866) 295-4325. If you own your shares through a broker, he or she should be able to assist you as well.

Neither the Company, its Board of Directors, nor Information Agent, is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the Company.

Shareholders and investors should read carefully the offer to purchase and related materials because they contain important information. Shareholders and investors may obtain a free copy of the offer to purchase and other documents filed by the Company with the Securities and Exchange Commission by contacting the Company's Information Agent, Georgeson Shareholder Communications or through



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the Securities and Exchange  Commission's web site at www.sec.gov.  Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

California Independent Bancorp, through its subsidiary Feather River State Bank, engages in a broad range of financial service activities. Its primary market is in the Sacramento Valley, with nine branches in Yuba City, Arbuckle, Colusa, Marysville, Wheatland, Woodland, Lincoln, and Roseville, California serving Sutter, Yuba, Colusa, Yolo, and Placer counties.